EXHIBIT 21
SIGNIFICANT SUBSIDIARIES OF PHARMANET DEVELOPMENT GROUP, INC.

Name	Jurisdiction of Organization	Percentage Owned by PDGI
Anapharm, Inc.	Quebec	100%
PharmaNet AG	Switzerland	100%
PharmaNet, Inc.	Pennsylvania	100%
PharmaNet LLC	Delaware	100%